October 11, 2011

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                               Joe’s Jeans Inc. (the “Registrant”)
Request for Withdrawal
Registration Statement on Form S-3 (File No. 333-154305)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-3 (File No. 333-154305) (the “Registration Statement”), as initially filed with the Commission on October 15, 2008, together with all exhibits thereto, with such request to be approved effective as of the date hereof.

The Registrant requests withdrawal of the Registration Statement because it has determined that it will not proceed with the offering of shares of common stock as described in the Registration Statement.

No securities were sold in connection with or pursuant to the Registration Statement.

We understand that the fee paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Securities Act, such fees be credited for future use by the Registrant.

If you have any questions with respect to this matter, please contact the undersigned at (323) 837-3700, or our counsel Erica McGrady Johnson of Akin Gump Strauss Hauer & Feld LLP at (202) 887-4327.  Thank you for your assistance in this matter.

Very truly yours,

JOE’S JEANS INC.

/s/ Marc B. Crossman

Marc B. Crossman
President & CEO

2340 S. Eastern Ave.

Commerce, California 90040